Exhibit 99.a

Central Gold-Trust

Advises Termination by Mutual Agreement of its

Administrator’s Advisory Services Agreement

with Sprott Asset Management Inc.

FOR IMMEDIATE RELEASE

For release on November 8, 2007

On Canada News Wire and U.S. Disclosure Circuit

ANCASTER, Ontario (November 8, 2007)

Central Gold-Trust is advised by its Administrator, Central Gold Managers Inc., that the Advisory Services Agreement entered into in 2003 between the Administrator and Sprott Asset Management Inc. has been terminated by mutual agreement, effective on November 5, 2007.

As a result, the Administrator will be proposing to the Unitholders of Central Gold-Trust a reduced administration fee schedule that will decrease Central Gold-Trust’s future costs.

Central Gold-Trust is Canada’s pure refined gold bullion holding Trust serving American, Canadian and International investors.

Central Gold-Trust, established in April 2003, is a passive, single purpose, self-governing closed-end trust, approximately 98% invested in long-term holdings of gold bullion, substantially in physical international bars, and does not actively speculate with regard to short-term changes in gold prices. Central Gold-Trust’s gold bullion is held for its account unencumbered in segregated and insured safekeeping in Canada, in the treasury vaults of the Canadian Imperial Bank of Commerce. The gold bullion is physically audited by Ernst & Young in the presence of Central Gold-Trust Officers and Trustees as well as bank and security officials.

The units of Central Gold-Trust are quoted on the AMEX, symbol GTU, and the TSX, symbols GTU.UN (Cdn.$) and GTU.U (U.S. $).

For further information please contact:

J.C. Stefan Spicer, President and C.E.O.

Email:  info@gold-trust.com

Website:  www.gold-trust.com & www.goldtrust.ca

Telephone:  905-304-GOLD (4653)

Fax:  905-648-4196